UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No.1

to

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2006

Exhibit Index Appears on Sequentially Numbered Page: 4

Total Number of Pages: 23

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

United Kingdom

This Amendment No.1 to the annual report of European Investment Bank on Form 18-K/A for the year ended December 31, 2006 comprises:

(a)	Pages numbered 1 to 5 consecutively.

(b)	The following exhibits:

...... Unaudited Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2007, Profit and Loss Account as at 30 June 2007 and Cash Flow Statement as at 30 June 2007 (Exhibit I).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 2nd day of August, 2007.

EUROPEAN INVESTMENT BANK
(Name of registrant)

by	/s/ BARBARA BARGAGLI PETRUCCI
Barbara Bargagli Petrucci
Director, Capital Markets Department
Finance Directorate

by	/s/ SANDEEP DHAWAN
Sandeep Dhawan
Managerial Adviser
Deputy Head of Funding

by	/s/ PHILIPPE COESSENS
Philippe Coessens
Chargé d’Affaires of the Delegation of the
European Commission to the United States

3

EXHIBIT INDEX

Exhibit	Document	Page No.
I	Unaudited Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2007, Profit and Loss Account as at 30 June 2007 and Cash Flow Statement as at 30 June 2007	5

4